Exhibit 9. Information about the designated compliance officer (identified in Item 4) of the Applicant/NRSRO:

- Name. **Augusto Macedo**
- Employment history. **See below**
- Post-secondary education. **See below**
- Whether employed by the Applicant/NRSRO full-time or part-time. **Mr. Macedo is employed full-time by Egan-Jones Ratings, the NRSRO.**

EMPLOYMENT HISTORY

Egan-Jones Ratings — ***January 2024 – Present***
New York, NY and Haverford, PA
Designated Compliance Officer and Chief Risk Officer

Asset Management Compliance Consulting Solutions, LLC ("AMC Compliance")
Washington, D.C.
Managing Principal — ***November 2015-December 2023***

Calvert Investments, Inc. & subsidiaries
Bethesda, MD
Assistant Vice President, Assistant Secretary & Assistant General Counsel, Compliance — ***April 2005-September 2015***

Ameritas Life Insurance Corporation
Washington, D.C.
2nd Vice President & Associate General Counsel — ***July 2000-April 2005***

United States Securities and Exchange Commission — ***July 1990-July 2000***
Washington, D.C. & Atlanta, GA

Special Counsel	***1998-2000***
Branch Chief	***1994-1997***
Senior Counsel	***1993-1994***
Staff Attorney	***1990-1993***

EDUCATION

Texas Southern University — May 1990
Thurgood Marshall School of Law
- Doctor of Jurisprudence ("J.D.")

Tennessee State University — May 1986
- Bachelor of Science, Political Science